EXHIBIT 4B

DESCRIPTION OF REGISTRANT’S
COMMON STOCK REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of March 28, 2020, Haemonetics Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): shares of Common Stock, $0.01 par value per share (the “Common Stock”).
Description of Common Stock
The following summary description sets forth some of the general terms and provisions of the Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. It is subject to and qualified in its entirety by reference to the Company’s Restated Articles of Organization and Amendments thereto (the “Restated Articles of Organization”) and the Company’s By-Laws (the “By-Laws”), each of which is an exhibit to the Annual Report on Form 10-K of which this description is a part.
Authorized Capital Shares
The authorized capital stock of the Company consists of 150 million shares of Common Stock. The outstanding shares of our Common Stock are fully paid and nonassessable.
Voting Rights
Holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders of the Company, including the election of directors. Holders of Common Stock do not have cumulative voting rights.
Prior to the 2022 annual meeting of shareholders, the directors of the Company are divided into three classes: Class I, Class II and Class III. Each director shall hold office until the annual meeting for the year in which such director’s term expires and until such director’s successor is elected and qualified, subject to prior death, resignation, retirement or removal. At the 2020 annual meeting of shareholders of the Company, the successors to the directors whose terms expire at that meeting will be elected to hold office for terms expiring at the 2021 annual meeting of shareholders; at the 2021 annual meeting of shareholders, the successors to the directors whose terms expire at that meeting will be elected for terms expiring at the 2022 annual meeting of shareholders; and at the 2022 annual meeting of shareholders, the successors to the directors whose terms expire at that meeting shall be elected for terms expiring at the 2023 annual meeting of shareholders and the division of directors into classes will terminate. Thereafter all directors will be elected for terms expiring at the next annual meeting of shareholders and until their successors shall be elected and qualified, subject to prior death, resignation, retirement or removal. All nominees will stand for election or re-election at each annual meeting of shareholders of the Company. Directors are elected by a plurality of the votes cast by shareholders entitled to vote. Holders of Common Stock may act by unanimous written consent.
When a quorum for the consideration of a proposal is present at any meeting, favorable action on the proposal is taken if the votes cast favoring the action exceed the votes cast opposing the action; except that if two or more voting groups are entitled to vote upon such proposal, then in the case of each such voting group, favorable action on the proposal is taken if the votes cast within the group favoring the action exceed the votes cast opposing the action; and except in any case where a different vote is required by law, by the Restated Articles of Organization or by the By-Laws. The Restated Articles of Organization provide that certain business combinations with “interested stockholders” require the approval of 80% of the Company’s voting stock.
Dividend Rights
The holders of Common Stock are entitled to receive dividends, if any, when and as declared from time to time by the Board of Directors of the Company in its discretion, out of assets legally available for the payment of dividends.

Liquidation Rights
Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities.
Other Rights and Preferences
The Common Stock is not redeemable or exchangeable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of the Company.
Listing
The Common Stock is traded on The New York Stock Exchange under the trading symbol “HAE.”
Massachusetts Law
The Company is subject to the provisions of Chapter 110F of the Massachusetts General Laws, the so-called Business Combination Statute, at any time in which it has at least 200 shareholders of record. Under Chapter 110F, a Massachusetts corporation with at least 200 shareholders of record may not engage in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless (i) the interested shareholder obtains the approval of the Board of Directors of the Company prior to becoming an interested shareholder, (ii) the interested shareholder acquires 90% of the outstanding voting stock of the Company (excluding shares held by certain affiliates of the Company) at the time it becomes an interested shareholder, or (iii) the business combination is approved by both the Board of Directors of the Company and the holders of at least two-thirds of the outstanding voting stock of the Company (excluding shares held by the interested shareholder), which in the case of the shareholder approval is authorized at an annual or special meeting of shareholders, and not by written consent. As of March 28, 2020, the Company had less than 200 shareholders of record.
An “interested shareholder” is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the Company. A “business combination” includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the shareholder.
The Company has elected not to be subject to the provisions of Chapter 110D of the Massachusetts General Laws, the so-called Control Share Acquisition Statute.